April 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Request to Withdraw Registration Statement on Form S-1 (File No. 333-213753)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Monaker Group, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1, File No. 333-213753, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2016. The Registration Statement was never declared effective.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant advises the SEC that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to David M. Loev, Esq. of The Loev Law Firm, PC, via email at dloev@loevlaw.com, or via facsimile at (713) 920-9372.

Should you have any questions regarding this matter, please call counsel to the Registrant, David M. Loev, Esq. of The Loev Law Firm, PC, at (713) 524-4110.

Very truly yours,

MONAKER GROUP, INC.

By:	/s/ William Kerby
Name:	William Kerby
Title:	Chief Executive Officer

Monaker Group • 2690 Weston Road, Suite 200 • Weston, Florida 33331

Phone: (954) 888-9779 • Fax: (954) 888-9082 • Website: www.monakergroup.com